1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

June 30, 2021	FIRM / AFFILIATE OFFICES
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CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form S-1 for EngageSmart, LLC

Ladies and Gentlemen:

On behalf of EngageSmart, LLC, a Delaware limited liability company (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its unaudited consolidated financial statements as of March 31, 2021 as well as for the three months ended March 31, 2021 and 2020, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

June 30, 2021

If you have any questions with respect to this confidential submission, please call me at (212) 906-1281.

Best regards,

/s/ Ian D. Schuman
Ian D. Schuman
of LATHAM & WATKINS LLP

Enclosure

cc:	Robert Bennett, Chief Executive Officer, EngageSmart, LLC

Cassandra Hudson, Chief Financial Officer, EngageSmart, LLC

Charles Kallenbach, General Counsel, EngageSmart, LLC

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP